Exhibit 99.1

Almonty Industries Reports Third Quarter 2026 Financial Results

Revenue Increases 382% Year-Over-Year to $41.9 Million on Sustained Strength in Tungsten Pricing; Net Income Grew 51% to $50.2 Million, with Adj. EBITDA of $14.6 Million; Cash as of September 30, 2026 totaled $1.15 Billion

Dillon, Montana — November 12, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM; Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced its financial results for the three and nine months ended September 30, 2026. All figures are presented in Canadian dollars unless otherwise noted.

Financial Summary:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Revenue	41,889	8,695	110,278	23,795
Income from mining operations	25,984	1,254	65,097	1,062
General and administrative expenses	11,634	3,772	27,626	11,266
Net income (loss) for the period	50,235	33,191	226,768	(59,640)
Earnings (loss) per share – basic	$0.17	$0.15	$0.80	$(0.30)
Earnings (loss) per share – diluted	$0.17	$0.13	$0.72	$(0.30)
Adjusted EBITDA (Non-IFRS)	14,586	(2,285)	38,279	(9,412)

Key Third Quarter 2026 & Subsequent Operational Highlights

●	The Sangdong Mine produced its first tungsten concentrate in September 2026, the first tungsten produced at the site since 1993, and subsequent to quarter end, the first container of Sangdong concentrate was loaded at the port of Busan for shipment to an overseas customer. More than 90% of Phase I production is contracted under the Company’s long-term offtake agreement with Global Tungsten & Powders LLC (“GTP”), a member of Austria’s Plansee Group. The agreement was amended in July 2026 to extend the term by six years, increase total contracted volumes by 40% and improve pricing on all contracted volumes by approximately 6.3%.

●	In September 2026, Almonty confirmed that it is proceeding with the fully permitted Phase II expansion of the Sangdong Mine, which is expected to increase throughput capacity to up to 1.2 million tonnes per year, and placed orders for Phase II equipment. Subject to Phase I operating performance and prevailing market conditions, Phase II is targeted for completion in 2027.

●	During the quarter, Almonty signed a multi-year, take-or-pay supply agreement with a large-scale European customer, covering a minimum of approximately 1,720 tonnes of contained WO3 to be recovered from retreatment of the existing tailings inventory at the Los Santos Mine in Spain.

1

●	Almonty also entered into a binding agreement with the Government of Rwanda, which will receive a 25% interest in Almonty Rwanda Pty Ltd (“Almonty Rwanda”) in exchange for contributing the Shyorongi tungsten exploration concession and granting a mineral processing license for a mobile tailings processing unit to acquire and export ore, pre-concentrate and panning tailings. Almonty Rwanda launched last month with purchase contracts to export more than 100 tonnes of tungsten ore per month.

●	On August 24, 2026, Almonty commenced a share repurchase program for up to 14.4 million common shares, for an aggregate purchase price of up to US$300 million, over a 36-month period. During the third quarter, the Company repurchased and cancelled 2,914,739 common shares at a weighted average price of US$16.58 per share and, subsequent to quarter end, repurchased and cancelled an additional 703,053 common shares.

Management Commentary

Lewis Black, Chairman, President & CEO, commented: “The third quarter was the quarter Sangdong became a commercial operation. In September 2026, we received the final certificates required to commercially operate the processing plant, produced the first tungsten at Sangdong in 33 years and announced our intention to proceed with a Phase II expansion that is expected to nearly double throughput capacity. With more than 90% of Phase I production already contracted, our focus now is on ramping the plant safely and steadily, and we have support on site working alongside our operators to do exactly that. The same partner is supplying Phase II equipment, including new mills.

“All the while, Panasqueira continued to generate strong margins, delivering $26.0 million of income from mining operations in the quarter. In addition, we added two short-cycle supply programs through the Los Santos tailings agreement and our recently launched joint venture with the Government of Rwanda. Both are designed to bring non-Chinese tungsten to market far sooner than a new mine could, because the material is already above ground in Spain or in the case of Rwanda has already been mined.

“Beginning January 1, 2027, U.S. defense procurement rules will closely scrutinize where tungsten ore was mined, and we believe very few producers can meet that standard with a Western-aligned origin and meaningful scale. Sangdong achieves this for Almonty. With $1.15 billion in cash at quarter end, our balance sheet allows us to fund our growth, while also returning capital to shareholders through our share repurchase program; under which we have repurchased and cancelled more than 3.6 million shares to date,” concluded Black.

Third Quarter 2026 Financial Results Highlights

Revenue in the third quarter of 2026 increased 382% to $41.9 million, as compared to $8.7 million in the same year-ago quarter. The increase was driven by the significant appreciation in the price of tungsten APT, with the European APT average price rising to US$2,800 per MTU during the third quarter of 2026 from US$615 per MTU in the third quarter of 2025.

Income from mining operations in the third quarter of 2026 was $26.0 million, or 62.0% of revenue, as compared to $1.3 million, or 14.4% of revenue, in the same year-ago quarter.

General and administrative expenses in the third quarter of 2026 totaled $11.6 million, as compared to $3.8 million in the same year-ago quarter and $8.9 million in the second quarter of 2026. The increase was primarily attributable to higher salaries and wages for the Company’s expanded senior management team, together with increased business and corporate development costs, consulting, legal and other professional fees, and spending on enterprise resource planning and other systems, including preparation for the Company’s planned transition from IFRS to U.S. GAAP commencing on January 1, 2027.

2

Net income in the third quarter of 2026 was $50.2 million, or $0.17 per diluted share, as compared to net income of $33.2 million, or $0.13 per diluted share in the same year-ago quarter. Third quarter 2026 results included $47.9 million in aggregate net non-cash gains on the revaluation of derivative and warrant instruments. These non-cash accounting items did not impact the Company’s operating performance, cash flow, or liquidity position.

Adjusted EBITDA, a non-IFRS measure, was $14.6 million in the third quarter of 2026, as compared to ($2.3) million in the same year-ago quarter, reflecting the substantial improvement in underlying operational performance.

Cash as of September 30, 2026 totaled $1.15 billion, as compared to $268.4 million as of December 31, 2025. The increase primarily reflects gross proceeds of US$800 million from the convertible senior notes offering completed in June 2026, together with cash flow from operations, partially offset by investment in mining assets, the repayment in full of the Company’s EUR14.7 million KfW corporate term loan in July 2026 and share repurchases. Subsequent to quarter end, the Korean government initiated the process to release an agreed KRW10bn subsidy (~US$7.5m) to Almonty.

About Almonty

Almonty (Nasdaq: ALM) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten, a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Use of Non-IFRS Financial Measures

This news release makes reference to the non-IFRS financial measure “Adjusted EBITDA”. Non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS financial measures by providing further understanding of Almonty’s results of operations from management’s perspective. Almonty’s definitions of non-IFRS measures, including the definition of the non-IFRS financial measure “Adjusted EBITDA” used in this news release, may not be the same as the definitions for such measures used by other companies in their reporting. Non-IFRS measures have limitations as analytical tools and should not be considered in isolation nor as a substitute for analysis of Almonty’s financial information reported under IFRS. Almonty uses non-IFRS financial measures, including “Adjusted EBITDA”, to provide investors with supplemental measures of its operating performance and to eliminate items that have less bearing on operating performance or operating conditions, and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. In particular, Almonty’s management uses Adjusted EBITDA in order to evaluate its operating performance, by eliminating the impact of non-operational or non-cash items. Almonty believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Almonty’s management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period.

3

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of Canadian dollars)	2026	2025	2026	2025
Net income (loss) for the period	50,235	33,191	226,768	(59,640)
Depreciation & amortization	236	233	808	792
(Gain) loss on valuation of embedded derivative liabilities	(104,668)	288	(302,683)	10,139
Loss on valuation of embedded derivative asset	57,075	–	87,758	–
(Gain) loss on valuation of warrant liabilities	(355)	(34,513)	2,253	29,381
Foreign exchange (gain) loss	(7,567)	(3,338)	(10,065)	(1,924)
Taxes	6,621	163	15,612	197
Interest, net	12,782	964	12,849	3,292
Share-based compensation	227	727	4,979	8,351
Adjusted EBITDA (Non-IFRS)	14,586	(2,285)	38,279	(9,412)

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the commissioning and ramp-up of Phase I of the Sangdong Mine and its expected throughput capacity; the continued delivery of tungsten concentrate from the Sangdong Mine to customers; the expected timing, capacity and completion of the contemplated Phase II expansion of the Sangdong Mine; the recognition of deferred revenue in the fourth quarter of 2026; the anticipated restart of processing at the Los Santos Mine and the supply of tungsten concentrate under the agreement; the completion and anticipated benefits of the Almonty Rwanda joint venture, including the acquisition and export of material from Rwandan mining license holders, the acquisition of a mobile tailings processing unit and the potential construction of a collection and processing plant in Rwanda; the Company’s share repurchase program, including the number of common shares that may be repurchased thereunder; the Company’s planned transition from IFRS to U.S. GAAP; the anticipated effect of changes to U.S. defense procurement rules; the sufficiency of the Company’s capital resources; and the expected impact of tungsten market trends and prices on the Company’s operations.

4

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful ramp-up of Phase I of the Sangdong Mine, the Company’s ability to proceed with and complete the Phase II expansion as planned, the availability of funding for continued development, the performance of counterparties under offtake, supply and other material agreements, the timely receipt of required permits and approvals, and expected tungsten prices. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 18, 2026 for the year ended December 31, 2025 and in the Company’s management’s discussion and analysis dated November 12, 2026 for the three and nine months ended September 30, 2026 and 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, the foregoing list of material factors is not exhaustive, and there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

5